
03022942



05 June 2003


SEC MAIL PROCESSING
RECEIVED
JUN 16 2003
WASH. D.C. 181 SECTION

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the Company"), a company organized under the laws of the Republic of Singapore (Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Incorporation of a New Subsidiary in PRC

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

6/24

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

MASNET No. 30 OF 04.06.2003
Announcement No. 30

WANT WANT HOLDINGS LTD

INCORPORATION OF A NEW SUBSIDIARY IN PRC

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that the Company has incorporated a subsidiary "Nanjing Ming-Want Agricultural Eco Park Ltd" ("Nanjing Ming-Want Agricultural") with a registered share capital of US$9.9 million. The Company will hold 99% of the registered share capital of Nanjing Ming-Want Agricultural and the remaining 1% will be held by Danehill Worldwide Limited.

The principal activities of Nanjing Ming-Want Agricultural are the breeding of high grade dairy cows, fresh milk production, sales of farm produce and other ancillary activities relating to ecosystem protection projects and related services.

The Group believes the future is promising for the dairy market in China with the current low per capita consumption of dairy products, strong economic growth resulting in higher consumer income, and the increasing dairy products consumption in the last few years. The higher demand for dairy end products in China is also expected to lead to higher demand for milk sources. Hence, this investment will enable the Group to secure the supply of high quality fresh milk for its expansion into the dairy products market in China.

The transaction is not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2003. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transaction.

Submitted by Adams Lin Feng I, Group Vice President and Director on 04/06/03 to the SGX